Filed by: Cathay Bancorp, Inc. (Commission File No. 0-18630) pursuant to Rule 425 under the Securities Act of 1933 Subject Company: GBC Bancorp
Creating the Leading Business and Retail Bank Focused on the Asian-American Community May 2003

Forward Looking Statements This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by their use of forward-looking terminology such as "creates," "believes," "benefits," "intends," "expects," and "pro forma" and similar words. Such forward-looking statements include, but are not limited to, statements regarding the likelihood and timing of the closing of the merger; the expected benefits and synergies of the merger; the ability of the companies to successfully retain key personnel, maintain customer relationships, and integrate their businesses after the merger; the ability to obtain necessary shareholder or regulatory approvals; and the prospects and future growth of the markets served by the companies. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected for both companies. Risks and uncertainties that could cause actual results to differ materially from such forward-looking statements include, but are not limited to, factors discussed from time to time in reports filed by Cathay Bancorp, Inc. and GBC Bancorp with the Securities and Exchange Commission. The forward-looking statements contained in this presentation are made as of the date hereof and Cathay Bancorp, Inc. and GBC Bancorp do not assume any obligation to update the reasons why actual results could differ materially from those projected in the forward-looking statements. Cathay Bancorp, Inc., GBC Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Cathay Bancorp, Inc. and GBC Bancorp in connection with the proposed merger. Information about the directors and executive officers of Cathay Bancorp, Inc. and their ownership in Cathay Bancorp, Inc. stock can be found in the proxy statement for Cathay Bancorp, Inc.'s 2003 annual meeting of stockholders. Information about the directors and executive officers of GBC Bancorp and their ownership in GBC Bancorp stock can be found in the proxy statement for GBC Bancorp's 2003 annual meeting of shareholders. You may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus described below when it becomes available. In connection with the proposed merger, Cathay Bancorp, Inc. and GBC Bancorp will file certain materials with the SEC, including a Registration Statement on Form S-4 containing a proxy statement/prospectus. Because those documents will contain important information, you are urged to read them when they become available. When filed with the SEC, they will be available for free on the SEC's website at www.sec.gov. You may obtain from us free copies of our reports, proxy statements and other information regarding us filed with the SEC and, when available, the proxy statement/prospectus relating to the proposed merger. Requests for documents relating to Cathay Bank should be directed to Cathay Bancorp, Inc., 777 N. Broadway, Los Angeles, CA 90012, Attention: Investor Relations (213) 625-4749. Requests for documents relating to General Bank should be directed to GBC Bancorp, 800 W. 6th St., 15th Floor, Los Angeles, California 90017, Attention: Investor Relations (213) 972-4293.

The #1 Asian-American Franchise Becomes the leading Asian-American bank #1 in deposits nationally, #2 in California #1 in commercial lending with more than double the commercial loans of nearest competitor Integration eased by similarity in cultures, systems - and complementary business lines Immediately accretive to EPS

The Asian-American Market Traditionally high levels of: Self employment and entrepreneurship Saving, investing and employment Income and education Strong connection with Pacific Rim trade Much of population is centered in communities already served by branches 12 % of Californians are Asian-American Cathay-General is well established in California

Transaction Summary Name: Cathay-General Bancorp Consideration: 6.75 million CATY Shares + $162.4 million in cash Aggregate Value: $450 million Effective Price: $37.95 per GBCB share Structure: 64% CATY Shares + 36% in cash Expected Closing: During Q4-2003 Due Diligence: Extensive due diligence completed Approvals: Both companies' shareholders, regulators Board: Cathay adds 3 General Directors

Valuation within ranges of comparable deals: Transaction Summary Cathay / General Recent Transactions (3) Price / '03 EPS (1) 20.3 x 19.8 x Price / '04 EPS (2) 15.7 17.7 Price / Tang Bk Val 2.3 2.9 Deposit Premium 13.8% 23.4% (1) Based on mid-point of GBCB guidance for remainder of '03 of $1.40 per share, annualized. (2) Based on estimated GBCB earnings per share of $2.41 for 2004. (3) Average of U.S. bank deals with values greater than $200 mm since Jan. '02.

Transaction Summary Immediately accretive to EPS 5% accretive to estimated 2004 GAAP EPS 18% marginal GAAP EPS accretion 11% accretive to estimated 2004 cash EPS 'Well-capitalized' ratios maintained pro forma

Presented by: Dunson K. Cheng, Ph.D. Chairman & CEO Los Angeles, California

Cathay Bank: In Summary Founded in 1962 Oldest Chinese-American Bank in Southern Calif. Headquarters: Los Angeles Branches: So. Calif: 12 No. Calif: 8 New York: 3 Houston: 1 Int'l offices: 3 Consistently Profitable Growth Exceptional Shareholder Returns History of Sound Credit Quality Proven, Stable Management Team

Cathay: Organic Growth 1962 1963 1964 1965 1966 1967 1968 1969 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 Total Assets 1.998118 3.760678 4.859111 6.376815 8.89837 11.226788 14.097878 18.299543 23.056086 29.445932 36.050164 43.255104 48.24494 54.353307 68.71894 88.341705 109.489743 133.099053 156.752597 165.299506 192.531038 249.62313 276.545229 330.903553 392.556224 398.234771 474.905088 560.352836 659.99932 750.002835 832.710259 877.540401 941.051352 1087.400212 1504.329406 1622.461568 1780.898336 1995.924 2206.834 2453.114 2753.998 40-Year C.A.G.R. = 20%

Cathay's Successful Acquisitions 1996 First Public Savings Bank of Los Angeles Total assets were $276.0 million 1999 Purchase and Assumption of Golden City Commercial Bank of New York Total assets were $84.1 million Excellent record of deposit retention

Cathay Loans 1998 1999 2000 2001 2002 981 1269 1463 1668 1877 Compound Annual Growth Rate: 18%

Cathay Deposits 1998 1999 2000 2001 2002 1560 1722 1876 2122 2315 Compound Annual Growth Rate: 10%

12/31/1998 12/31/1999 12/31/2000 12/31/2001 12/31/2002 28.3 21.76 20.45 9.48 7.2 Cathay's Superior Credit Quality Non-Performing Assets Net Charge-Offs: 0.33% 0.06% 0.13% 0.29% 0.31%

Diluted EPS 1998 1.37 1999 1.68 2000 2.13 2001 2.35 2002 2.69 Cathay's Record of EPS Growth Compound Annual Growth Rate: 18%

Proven Generator of Shareholder Value CATY Total Return S&P 500 Index S&P Bank Index Year to Date 13% 6% 5% 3 Years 105% (35%) 22% 5 Years 143% (15%) (12%) 10 Years 448% 111 % N/A

Cathay Senior Management Dunson K. Cheng, Ph.D., CEO, Chairman Joined Cathay in 1982 as a Board member; appointed President of CB in 1985; President of Bancorp in 1990; and Chairman of Bancorp and CB in 1994 Anthony M. Tang, Executive VP/CFO; Senior EVP/CLO of CB Joined Cathay in 1972; appointed Chief Lending Officer of CB in 1985; Director of CB in 1986; Senior EVP of CB in 1998; CFO of Bancorp in 1990; and EVP of Bancorp in 1994 Irwin Wong, Executive VP/Branch Administration of CB Joined Cathay in 1988 as Vice President; appointed Senior VP in 1989 and Executive VP in 1999. Prior to joining CB, Mr. Wong had 17 years' banking experience with Security Pacific Bank in various capacities. Elena Chan, Senior VP/CFO of CB Joined Cathay in 1975; appointed Internal Auditor of CB in 1985 and Senior VP/CFO in 1992. James Lin, Senior VP/Manager - Corp. Comm. and Int'l Banking Dept. of CB Joined Cathay in 1981; appointed VP in 1982, Manager of International Department in 1985, First VP in 1990 and Senior VP in 1996. In 2001, Mr. Lin was appointed current position. Prior to joining CB, Mr. Lin had seven years' banking experience with other banks. Top five senior executives' average banking experience - 28 years

Presented by: Peter Wu, Ph.D. President & CEO Proposed for Cathay-General Bancorp: Executive Vice Chairman and COO and Member of the Office of the CEO

General Bank: In Summary Founded in 1980 Headquarters: Los Angeles Total Assets: $2.5 Billion Solid "Core" Franchise Profitable Commercial Banking 'Core' Business Highly Efficient A Leader in Financing of California Imports "Non-Core" Activities Ceased Branches: So. Calif: 14 No. Calif: 4 Massachusetts: 2 Washington: 1 Int'l offices: 1

General Bank's Attractive Deposit Growth 1998 1999 2000 2001 2002 Deposits 1381 1491 1675 1828 1904 5-Year Compound Annual Growth Rate: 8%

General Bank's Loan Growth 1998 1999 2000 2001 2002 789 926 969 1133 1199 Compound Annual Growth Rate: 11%

General Bank Aggressively Addressed 'Non-Core' Businesses Net Charge Offs '02: $74.1 million '01: $15.9 million Major Items: Now-Closed NYC Office: $46.5 million Aircraft: $7.8 mill. Syndicated: $5.4 mill. 1998 1999 2000 2001 2002 Net Charge-Offs / Avg Loans -0.15 0.36 0.17 1.49 6.18

Pro Forma Summary

Creating a New Category Leader Total Deposits (3-31-03) Presence Cathay-General $4.3 billion CA, NY, TX, MA, WA 1 UCBH Hldgs * $4.3 billion CA, NY 2 East West $3.1 billion CA 3 Cathay $2.4 billion CA, NY, TX 4 General $1.9 billion CA, MA, WA 5 Hanmi $1.3 billion CA 6 Nara $0.8 billion CA, NY * Pro forma pending acquisition of First Continental Bank. First Continental deposits as of 12-31-02

Gross Loans (3-31-03) Cathay-General $3.2 billion UCBH Hldgs * $3.3 billion East West $2.6 billion Cathay $1.9 billion General $1.3 billion Hanmi $1.0 billion Nara $0.8 billion Creating a New Category Leader * Pro forma pending acquisition of First Continental Bank. First Continental loans as of 12-31-02

Cathay-General $950 million Cathay $564 million General $386 million East West ** $350 million Hanmi $276 million UCBH Hldgs *** $271 million Nara $192 million Creating a New Category Leader Commercial & Industrial Loans (12-31-02)* * Peer data from FDIC Call Reports. ** Pro forma acquisition of Pacific Business Bank. ***Pro forma pending acquisition of First Continental Bank.

Extensive Due Diligence Cathay reviewed approximately 65%, by aggregate value, of General Bank loans All 'watch list' loans All unsecured loans over $5 million and all secured loans over $3 million Sampled unsecured loans under $3 million and secured loans under $5 million Man hours of due diligence: 1,600

Integration Considerations Common cultures, history, market focus Similar technology platforms Culture of efficiency, cost consciousness Credit quality highly manageable Pro forma loss reserve and disposition policies to be consistent with Cathay's

Key Transaction Items Restructuring charges of approximately $20 million pre tax Estimated cost savings from pro forma cost structure is approximately $14 million, or 16% of combined expenses Cost reductions to be phased in fully over 18 months Pro forma budget assumptions: Deposit run-off of 20% over 15 months No revenue enhancements from combination CDI of 4% of deposits amortized over 10 years on a straight-line basis $40 million in trust preferred capital raised

2004 Pro Forma Income 2004 Cathay Street Earnings Forecast $ 58.2 General Bank Earnings Forecast 28.3 After-Tax Adjustments Finance Costs (5.3) Assumed Deposit Run-Off (1.6) Cost Savings 7.8 CDI Amortization (5.1) Other Adjustments 2.9 Total Net Contribution from Acquisition $ 27.0 Pro Forma Total GAAP Income $ 85.2 Pro Forma Total Cash Income (1) $ 90.3 (1) Equals GAAP net income plus CDI amortization

Solid Accretion CATY (Street '04 Estimate) ProForma (Based on Street '04 Estimate) Accret'n 2004 GAAP Estimated EPS $3.21 $3.38 5.2% 2004 GAAP Marginal EPS - $3.80 18.3% 2004 Cash Est. EPS $3.21 $3.58 11.4%

The #1 Asian-American Franchise Becomes the leading Asian-American bank #1 in deposits nationally, #2 in California #1 in commercial lending with more than double the commercial loans as nearest competitor Integration eased by similarity in cultures, systems - and complementary business lines Immediately accretive to EPS